Memorandum of Understanding

On behalf of Sandell Asset Management (“Sandell”), this letter constitutes a commitment to participate in the Contemplated Financing in the amount of $3 million contingent upon the satisfaction of each of the following conditions:

1.	The purchase price of common stock in the Contemplated Financing shall not be greater than AUS$0.2695;
2.	The warrant coverage in the Contemplated Financing[1] will not be less than 50% and warrant exercise price will not be greater than AUS$0.2695;
3.	The Company will have given Sandell the irrevocable Redemption Notice before the announcement of the Binding Letter of Intent executed on April 2, 2007 between the company and Sandell;
4.	The Company will make a detailed public announcement regarding the Binding Letter of Intent on or around 6:30 PM EDT April 3, 2007;
5.	The Company will make a public announcement regarding the Pfizer Transaction at or around 7:30 PM EST April 3, 2007;
6.	Company will make a public announcement of the Contemplated Financing no later than 10:00 PM EST April 4, 2007;
7.	Company will file a Cleansing Statement within 24 hours of the announcement of the Contemplated Financing; and
8.	The Contemplated Financing will close no later then two business days after the announcement of the same.

This letter also confirms our mutual understanding and agreement that the Company agrees that with immediate effect, it shall deliver any conversion shares issuable upon conversion of the Second Amended and Restated Notes in three trading days, with buy-in damages payable if such conversion shares are not delivered on our prior to such third (3rd) trading days and an event of default if such conversions shares are not delivered in five (5) trading days.

As we have discussed, as a result of the Passover Holiday, our counsel will not be available until tomorrow to make sure that the definitive documents reflect the understanding and conditions of this letter.

Castlerigg Master Investments Ltd. By: Sandell Asset Management Corp.

By: /s/ Timothy O’Brien Name: Timothy O’Brien Title: Chief Financial Officer Date: April 3, 2007
pSvida Limited

By: /s/ Michael J. Soja
Name: Michael J. Soja
Title: VP, Finance and CFO
Date: April 3, 2007

1 Capitalized terms used herein shall have the meaning ascribed thereto in the Binding Letter of Intent executed between the Company and Sandell on April 2, 2007.